SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 19, 2015	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Resolutions of the

Eighth Meeting of the Eighth Session of the Board of Directors

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Resolutions of the Eighth Meeting of the Eighth Session of the Board of Directors published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, June 18, 2015

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.

Stock Code: 600688	Stock Abbreviation: Sinopec Shanghai	Announcement No.: Lin 2015-16

Sinopec Shanghai Petrochemical Company Limited

Announcement on Resolutions of the Eighth Meeting of the

Eighth Session of the Board of Directors

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truthfulness, accuracy and completeness of the information contained in this announcement.

The eighth session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) convened its eighth meeting by correspondence (the “Meeting”) on June 18, 2015 after giving each director and each proposed director a notice thereof by fax and mail on June 4, 2015. All the 12 directors who should attend the Meeting were in attendance. The members of the Board of Supervisors and the senior executives of the Company sat in at the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of the Company. Wang Zhiqing, the Chairman of the Board, presided over the Meeting. The Board considered and approved the following resolutions:

Resolution 1 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, approving the appointment of independent non-executive directors Liu Yunhong and Du Weifeng as new members of the Audit Committee of the eighth session of the Board.

Resolution 2 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, approving the appointment of independent non-executive directors Zhang Yimin and Du Weifeng as new members of the Remuneration Committee of the eighth session of the Board, and the election of Zhang Yimin as the chairman of the Remuneration Committee.

Resolution 3 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, approving the appointment of independent non-executive directors Zhang Yimin and Du Weifeng as new members of the Nomination Committee of the eighth session of the Board.

Sinopec Shanghai Petrochemical Company Limited

June 18, 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions Passed at the 2014 Annual General Meeting

The Board and all its directors guarantee that, this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important:

•	No objection was made to the resolutions proposed at the meeting.

I.	The convening and attendance of the AGM

(1)	Date of the general meeting: 18 June 2015

(2)	Address of the general meeting: Roller-skating Stadium, Jinshan District, Shanghai

(3)	Shareholders who attended the meeting and their shareholdings:

Shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) who were entitled to attend the 2014 annual general meeting (the “AGM”) held an aggregate of 10.8 billion voting shares. No shareholder of the Company who was entitled to attend the AGM was required to abstain from voting in favor as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), nor was required to abstain from voting under the Hong Kong Listing Rules.

In connection with the convening of the AGM:

Total number of shareholders and authorized proxies attending the AGM		31
including:	A Share Holders	28
	H Share Holders	3
Total number of shares with valid voting rights held by the attending shareholders or proxies		8,918,359,807
including:	A Shares	5,466,655,487
	H Shares	3,451,704,320
Percentage of such voting shares of the Company held by such attending shareholders or proxies, as compared with the total shares entitling the holders to attend and validly vote at the AGM (%)		82.58
including:	A Shares (%)	50.62
	H Shares (%)	31.96

(4)	The AGM was convened by the board of directors (the “Board”) of the Company, and Mr. Wang Zhiqing, Chairman of the Company, presided over the meeting. The convening and voting of the AGM complied with the relevant regulations of the Company Law of the People’s Republic of China (the “PRC”) and the articles of association of the Company (the “Articles of Association”).

(5)	Attendance of the directors, supervisors and secretary to the board of directors of the Company

1.	The Board has ten directors, and two candidates for directors, eight of whom attended the AGM. Mr. Wang Zhiqing, Chairman of the Company; Mr. Wu Haijun and Mr. Gao Jinping, Vice Chairmen of the Company; Mr. Jin Qiang, Mr. Guo Xiaojun, directors of the Company; and Mr. Cai Tingji and Mr. Zhang Yimin, independent non-executive directors of the Company; attended the AGM. Mr. Ye Guohua, Mr. Lei Dianwu and Mr. Mo Zhenglin, directors of the Company were absent from the AGM due to business engagements. Mr. Du Weifeng, candidate for independent non-executive directors of the Company, attended the AGM. Mr. Liu Yunhong, candidate for independent non-executive directors of the Company, was absent from the AGM due to business engagement.

2.	The Supervisory Committee of the Company has six supervisors, four of whom attended the AGM. Mr. Kuang Yuxiang, Chairman of the Supervisory Committee; Mr. Zuo Qiang and Ms. Li Xiaoxia, supervisors of the Company; and Mr. Zheng Yunrui, independent supervisor of the Company, attended the AGM. Mr. Zhai Yalin and Mr. Wang Liqun, supervisors of the Company, were absent from the AGM due to business engagements.

3.	Mr. Tang Weizhong, the Secretary to the Board, attended the AGM.

II.	Voting results of resolutions

The following ordinary resolutions were considered and passed at the AGM through a combination of on-site open ballot and on-line voting. The voting results of resolutions are as follows:

(1)	Resolutions by way of non-cumulative voting

1.	2014 Work Report of the Board of the Company

Results of consideration: approved

Voting Results:

	For		Against		Abstain*
Type of Shareholders	Number of votes (Share)	Percentage (%)	Number of votes (Share)	Percentage (%)	Number of votes (Share)	Percentage (%)
A Share	5,466,492,461	100.00	163,026	0.00	—	—
H Share	951,798,827	99.83	1,598,800	0.17	—	—
In aggregate	6,418,291,288	99.97	1,761,826	0.03	—	—

2.	2014 Work Report of the Supervisory Committee of the Company

Results of consideration: approved

Voting Results:

	For		Against		Abstain*
Type of Shareholders	Number of votes (Share)	Percentage (%)	Number of votes (Share)	Percentage (%)	Number of votes (Share)	Percentage (%)
A Share	5,466,492,461	100.00	163,026	0.00	—	—
H Share	951,475,027	99.83	1,583,700	0.17	—	—
In aggregate	6,417,967,488	99.97	1,746,726	0.03	—	—

3.	2014 Audited Financial Statements of the Company

Results of consideration: approved

Voting Results:

	For		Against		Abstain*
Type of Shareholders	Number of votes (Share)	Percentage (%)	Number of votes (Share)	Percentage (%)	Number of votes (Share)	Percentage (%)
A Share	5,466,492,461	100.00	163,026	0.00	—	—
H Share	952,222,227	99.83	1,577,700	0.17	—	—
In aggregate	6,418,714,688	99.97	1,740,726	0.03	—	—

4.	2014 Profit Distribution Plan of the Company

Results of consideration: approved

Voting Results:

	For		Against		Abstain*
Type of Shareholders	Number of votes (Share)	Percentage (%)	Number of votes (Share)	Percentage (%)	Number of votes (Share)	Percentage (%)
A Share	5,466,492,461	100.00	163,026	0.00	—	—
H Share	953,489,669	99.97	300,257	0.03	—	—
In aggregate	6,419,982,130	99.99	463,283	0.01	—	—

5.	2015 Financial Budget Report of the Company

Results of consideration: approved

Voting Results:

	For		Against		Abstain*
Type of Shareholders	Number of votes (Share)	Percentage (%)	Number of votes (Share)	Percentage (%)	Number of votes (Share)	Percentage (%)
A Share	5,466,492,461	100.00	163,026	0.00	—	—
H Share	953,471,169	99.97	313,657	0.03	—	—
In aggregate	6,419,963,630	99.99	476,683	0.01	—	—

6.	The re-appointment of PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2015 and authorization of the Board to determine their remuneration based on the terms of work

Results of consideration: approved

Voting Results:

	For		Against		Abstain*
Type of Shareholders	Number of votes (Share)	Percentage (%)	Number of votes (Share)	Percentage (%)	Number of votes (Share)	Percentage (%)
A Share	5,466,492,461	100.00	163,026	0.00	—	—
H Share	953,659,227	99.98	191,300	0.02	—	—
In aggregate	6,420,151,688	99.99	354,326	0.01	—	—

7.	To elect Mr. Pan Fei as the independent supervisor of the eighth session of the supervisory committee of the Company

Results of consideration: approved

Voting Results:

	For		Against		Abstain*
Type of Shareholders	Number of votes (Share)	Percentage (%)	Number of votes (Share)	Percentage (%)	Number of votes (Share)	Percentage (%)
A Share	5,466,492,461	100.00	163,026	0.00	—	—
H Share	952,588,327	99.95	490,600	0.05	—	—
In aggregate	6,419,080,788	99.99	653,626	0.01	—	—

(2)	Resolutions by way of cumulative voting

8.	To elect the following candidates as non-executive independent directors of the eighth session of the Board

Number	Name of Resolutions	(For) Number of votes	(For) Number of votes representing of the voting rights at the AGM(%)	Elected or not
8.01	Liu Yunhong	6,419,320,781	99.98	Yes
8.02	Du Weifeng	6,419,363,192	99.98	Yes

The numbers of votes against Mr. Liu Yunhong and Mr. Du Weifeng are 374,857 and 332,446, respectively.

*	Pursuant to Article 90 of the Articles of Association, abstentions or failures to vote will not be processed as shares with voting rights when the Company is calculating the results of voting.

The above resolutions were passed at the AGM. The Company had appointed its international auditor, PricewaterhouseCoopers, as the scrutineer of the AGM to monitor the vote-taking procedures. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited.

(3)	Appointment of new Independent Non-executive Directors and Independent Supervisors

Through the votes of the shareholders at the AGM, Mr. Liu Yunhong and Mr. Du Weifeng were elected as independent non-executive directors of the eighth session of the Board. Mr. Pan Fei was elected as the independent supervisor of the eighth session of the supervisory committee of the Company.

For the biographical details of the independent non-executive directors, please refer to the announcement entitled “Resolutions of the 7th Meeting of the Eighth Session of the Board of Directors” (published in China Securities Daily, Shanghai Securities Journal, Securities Times as well as on the Shanghai Stock Exchange website, The Stock Exchange of Hong Kong Limited website and the Company’s website on 24 April 2015, or the circular to the holders of H shares dated 29 April 2015).

For the biographical details of the independent supervisor, please refer to the announcement entitled “Resolutions of the 8th Meeting of the Eighth Session of the Supervisory Committee” (published in China Securities Daily, Shanghai Securities Journal, Securities Times as well as on the Shanghai Stock Exchange website, The Stock Exchange of Hong Kong Limited website and the Company’s website on 24 April 2015) or the circular to the holders of H shares dated 29 April 2015.

The tenures of the Company’s former independent non-executive directors Mr. Shen Liqiang and Mr. Jin Mingda expire upon the appointment of Mr. Liu Yunhong and Mr. Du Weifeng. The Company expresses its appreciation for their valuable contributions to the Company’s development during their tenures of service.

III.	Lawyer’s certification

1.	Legal advisors: Beijing Haiwen & Partners

Lawyers: Mr. Gao Wei and Mr. Xu Qifei

2.	Lawyer’s certification:

As certified by and stated in the legal opinion (the “Legal Opinion”) issued by Mr. Gao Wei and Mr. Xu Qifei of Beijing Haiwen & Partners, the Company’s legal advisors as to PRC law, “the convening and holding of the AGM, the qualifications of the convener, the qualifications of shareholders or proxies who attended the AGM and the voting procedures adopted at the AGM were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the resolutions of the AGM are legally valid”.

IV.	Documents available for inspection

1.	Resolutions passed at the 2014 Annual General Meeting, signed and confirmed by the directors, supervisors and the Secretary to the Board who attended thereat, and applied with the chop of the Company; and

2.	The Legal Opinion

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Tang Weizhong Company Secretary

Shanghai, the PRC, 18 June 2015

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin; and the Independent Non-executive Directors of the Company are Cai Tingji , Zhang Yimin, Liu Yunhong and Du Weifeng.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

List of Directors and their Role and Function

The members of the board of Directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) are set out below.

Executive Director, Chairman, President	Non-executive Directors

Wang Zhiqing	Lei Dianwu

Executive Director, Vice Chairman	Mo Zhenglin

Wu Haijun	Independent Non-executive Directors

Executive Director, Vice Chairman,	Cai Tingji

Vice President	Zhang Yimin

Gao Jinping	Liu Yunhong

Executive Director, Chief Financial Officer	Du Weifeng

Ye Guohua

Executive Director, Vice Presidents

Jin Qiang

Guo Xiaojun

There are 3 Board committees. The table below provides membership information of these committees on which each Board member serves.

Board Committee	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee
Director
Wang Zhiqing			C
Wu Haijun
Gao Jinping
Ye Guohua		M
Jin Qiang
Guo Xiaojun
Lei Dianwu
Mo Zhenglin
Cai Tingji	C
Zhang Yimin		C	M
Liu Yunhong	M
Du Weifeng	M	M	M

Notes:

C	Chairman of the relevant Board committees
M	Member of the relevant Board committees